EXHIBIT 21

SUBSIDIARIES OF THE COMPANY (1)

Name	Jurisdiction of Incorporation
Orthodyne Electronics Corporation Kulicke and Soffa Global Holding Corporation	Delaware Labuan, Malaysia

Kulicke and Soffa AG	Switzerland

Kulicke & Soffa (Asia) Limited	Hong Kong

Kulicke and Soffa (Japan) Ltd.	Japan and Delaware

Kulicke and Soffa (Israel) Ltd.	Israel

Micro-Swiss Limited	Israel

Kulicke and Soffa (Suzhou) Limited	China

Kulicke and Soffa Pte , Limited	Singapore

Kulicke and Soffa (S.E.A.) Pte , Limited	Singapore

American Fine Wire Corporation	Alabama

American Fine Wire, Limited	Cayman Islands

Muller Feindraht AG	Switzerland

(1)	Certain subsidiaries are omitted; however, such subsidiaries, even if combined into one subsidiary, would not constitute a “significant subsidiary” within the meaning of Regulation S-X.